Issuer Free Writing Prospectus
filed pursuant to Rule 433
supplementing the Preliminary
Prospectus Supplement dated
August 7, 2012
Registration No. 333-163914

SL GREEN REALTY CORP.
FINAL PRICING TERM SHEET

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated August 7, 2012. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	SL GREEN REALTY CORP. (“SLG”)

Expected Ratings:*	Ba2 / B+ / BB-

Securities Offered:	6.50% Series I Cumulative Redeemable Preferred Stock (“Series I Preferred Stock”)

Number of Shares:	8,000,000 shares ($200,000,000)

Over-allotment Option:	1,200,000 shares ($30,000,000)

Liquidation Preference:	$25.00 per share, plus unpaid accrued and accumulated dividends

Dividends:	6.50% per annum of the $25.00 per share liquidation preference (equivalent to approximately $1.625 per annum per share)

Dividend Payment Dates:	On or about January 15, April 15, July 15 and October 15, commencing October 15, 2012

Maturity:	Perpetual

Trade Date:	August 7, 2012

Settlement Date:	August 10, 2012 (T+3)

Initial Price to Public:	$25.00 per share

Underwriting Discount:	$0.7875 per share (3.15%)

Net Proceeds (before expenses):	$193,700,000 (or approximately $222,755,000 if the underwriters exercise their over-allotment option in full).

Optional Redemption:

Except in instances relating to preservation of our status as a REIT, the Series I Preferred Stock is not redeemable until August 10, 2017. On and after August 10, 2017, we may redeem the Series I Preferred Stock, at any time, in whole or from time to time in part, for cash at $25.00 per share, plus accumulated and unpaid dividends, if any, to, but excluding, the redemption date.

Listing:

We intend to file an application to list the Series I Preferred Stock on the New York Stock Exchange under the symbol “SLG PrI”. If the application is approved, trading of the Series I Preferred Stock is expected to begin within 30 days after the date of initial delivery of the Series I Preferred Stock.

CUSIP / ISIN:	78440X 507 / US78440X5077

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. Merrill, Lynch, Pierce, Fenner & Smith, Incorporated UBS Securities LLC

Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities. Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a base prospectus) and a related Preliminary Prospectus Supplement dated August 7, 2012 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related Preliminary Prospectus Supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering can arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or e-mail: cmclientsupport@wellsfargo.com, Citigroup Global Markets Inc. toll-free at (877) 858-5407,  Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at  1-800-294-1322  or e-mail: dg.prospectus_requests@baml.com or UBS Securities LLC toll-free at 1-877-827-6444 (ext. 561-3884).